UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                    Wallstreet Racing Stables, Inc. ("WRSB")
                    ----------------------------------------
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   932901 10 1
                                   -----------
                                 (CUSIP Number)


                             David J. Babiarz, Esq.
                         Overton, Babiarz & Sykes, P.C.
                      7720 East Belleview Avenue, Ste. 200
                               Englewood, CO 80111
                                 (303) 779-5900
             -------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                     6/25/98
              -----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.


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CUSIP No.       932901 10 1
         --------------------------

1    Name of Reporting Person

     Bill M. Conrad

2    Check the Appropriate Box if a Member of a Group         a
                                                                -----

                                                              b   X*
                                                                -----
3    SEC USE ONLY

4    Source of Funds *

     PF

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6    Citizenship or Place of Organization

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    Sole Voting Power:                 195,434

8    Shared Voting Power:               1,500

9    Sole Dispositive Power:            195,434

10   Shared Dispositive Power:          1,500

11   Aggregate Amount Beneficially Owned by Each Reporting Person:  196,934

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares * [ ]

13   Percent of Class Represented by Amount in Row (11):  22%

14   Type of Reporting Person *

     IN

*The transactions giving rise to the filing of this Schedule were effected at the same time as certain other officers or directors of the Company. However, the Reporting Person expressly disclaims the existence of any group for purposes of Section 13(d) of the Securities Exchange Act of 1934.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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



ITEM 1: SECURITY AND ISSUER

     This Schedule relates to the acquisition of beneficial ownership of Common Stock, $.001 par value per share of Wallstreet Racing Stables, Inc. (hereinafter the "Company"), whose principal place of business is located at 5525 Erindale Drive, Suite 201, Colorado Springs, Colorado 80918.

ITEM 2: IDENTITY AND BACKGROUND

     a.   Name--Bill M. Conrad

     b.   Address--5525  Erindale Drive,  Suite 201, Colorado Springs,  Colorado
          80918

     c. Occupation-- Mr. Conrad is the Vice President, Secretary and Treasurer of Wallstreet Racing Stables, Inc. and the vice-president of MCM Capital Management, Inc., a financial consulting and public relations firm. MCM is located at the same address as the Company.

     d. During the past five years, Mr. Conrad has not been convicted in any criminal proceeding.

     e. During the past five years, Mr. Conrad has not been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violation of, prohibiting or mandating activities subject to, Federal or state securities laws.

     f.   Mr. Conrad is a citizen of the United States of America.


Item 3: SOURCE OF FUNDS OR OTHER CONSIDERATION

     Common Stock acquired by the Reporting Person and giving rise to the filing of this Schedule was acquired in two separate transactions with the Company. On June 25, 1998, the Reporting Person converted a note receivable from the Company in the amount of $9,100 into 9,100 shares of Common Stock. Effective June 30, 1998, the Reporting Person converted accrued salary in the amount of $20,000 into 20,000 shares of Common Stock. Accordingly, no cash was paid directly by the Reporting Person in connection with either transaction. However, the cash giving rise to the note receivable was the personal funds of the Reporting Person.

Item 4: PURPOSE OF TRANSACTION

     The ownership which is the subject of this Schedule was acquired by Mr. Conrad for the purpose of investment. Mr. Conrad has no plan to effect any transaction which would have the effect of, or result in, any of the following:



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     a.   The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; provided, however that the Reporting Person may review his investment in the Company from time to time and make adjustments in his holdings as he deems appropriate;


     b.   An   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving the Company or any of its subsidiaries;

     c. A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

     d. Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     e. Any material change in the present capitalization or dividend policy of the Company;

     f. Any other material change in the Company's business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     g. Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     h. Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     i. A class of equity securities of the Company become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1934; or

     j.   Any action similar to any of those enumerated above.


ITEM 5: INTEREST IN SECURITIES OF THE ISSUER

     a. As of the date of the filing of this Schedule, Mr. Conrad is deemed to beneficially own 196,934 shares of Common Stock of the Company. Such amount includes 195,434 shares of Common Stock owned directly by the Reporting Person, and 1,500 shares of Common Stock owned indirectly by him through a corporation in which he is an officer, director, and principal shareholder. The Reporting Person's beneficial ownership represents 22% of the issued and outstanding Common Stock of the Company as of the date of this Schedule.



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



     b. Mr. Conrad has the sole power to vote and dispose of 195,434 shares of Common Stock and shares voting and dispositive power over 1,500 shares of Common Stock of the Company.

     c. Effective June 25, 1998, the Reporting Person converted an outstanding note receivable from the Company in the amount of $9,100 into 9,100 shares of Common Stock. Subsequently, effective June 30, 1998, the Reporting Person converted accrued salary from the Company in the amount of $20,000 into 20,000 shares of Common Stock. The Common Stock acquired in those transactions, added to the Common Stock previously owned by the Reporting Person, gives rise to the beneficial ownership reported in this Schedule. Each acquisition giving rise to this schedule was a private transaction between the Reporting Person and the Company.

     d.   Not applicable.

     e.   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     None

ITEM 7: MATERIAL TO BE FILED AS EXHIBITS

     There is no material required to be filed as exhibits to this Schedule.


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



                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Statement to Schedule 13D is true, correct and complete.



/s/ Bill M. Conrad
----------------------------------     Date:   July 8, 1998

Bill M. Conrad                              ------------------------------------





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